VIA EDGAR

November 12, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Jeanne Baker and Terence O’Brien

Re: Vontier Corporation

Form 10-K filed February 15, 2024

Form 8-K filed August 1, 2024

File No. 001-39483

Ladies and Gentlemen:

Vontier Corporation (the “Company”, “we” or “our”) has received the comment letter dated October 22, 2024, from the staff of the Division of Corporation Finance (the “Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis

Comparison of Results of Operations, page 27

1.

We note that in your discussion of consolidated cost of sales, consolidated operating costs and other expenses, each segment’s operating profit and corporate & other unallocated costs you describe multiple factors that impacted results in the reported periods, however, you provide no quantification of the impact of each factor. Where a material change is attributed to two or more factors, including any offsetting factors, please include a quantified discussion of each factor and avoid using terms such as “primarily” in favor of specific quantification.

In response to the Staff’s comment, the Company will supplement its disclosures in future filings to quantify the underlying contributory factors for material changes from period-to-period, where possible. Using the discussion of the change in selling, general and administrative expenses from the Company’s Management’s Discussion and Analysis on Form 10-K for the fiscal year ended December 31, 2023 as an example, the Company expects to quantify the factors that impacted results as follows:

SG&A expenses increased $15.3 million, or 2.4%, during the year ended December 31, 2023, as compared to the prior year and as a percentage of sales, increased 110 basis points during the same period, due to a $22.0 million increase in variable and stock-based compensation expense, a $9.3 million increase from the impact of reserve-related adjustments to the Repair Solutions receivables portfolio, a $7.9 million increase from SG&A expenses from our recent acquisitions and a $6.7 million increase in costs associated with restructuring activities, partially offset by a $21.3 million decrease in transaction and deal-related costs.

The Company respectfully advises the Staff that certain facts, circumstances or events cited as contributory are not practical to quantify. For example, when citing the impact of “increased costs due to inflationary pressures” as contributory, the Company respectfully advises the Staff that quantification of this factor is not practical. While the Company is confident that inflationary pressures are having a material impact when cited as contributory in the Company’s Management’s Discussion and Analysis, quantification is not practical due to the impact that inflation has across all facets of our business, inclusive of inflation on employee wages, inventory costs and other third-party spend, among others, which would be difficult to quantify.

Operating Profit, page 29

2.

We note your presentation of segment operating profit which is the total of all your segment’s operating profit. Please note the presentation of a total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the financial statement footnotes is considered a presentation of a non-GAAP measure. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Address this comment as it relates to similar presentations in your earnings releases.

In response to the Staff’s comment, the Company will remove the presentation of segment operating profit, which is the total of all of the Company’s segments’ operating profit, from its Management’s Discussion and Analysis in future filings.

As it relates to similar presentations in the Company’s earnings releases, the Company will continue to present the segment operating profit of the individual segments as these are the same measures reported to the Company’s chief operating decision maker and have not been adjusted. However, in response to the Staff’s comment, the Company will remove the presentation of the total of all of the Company’s segments’ operating profit in future earnings releases.

Operating Profit, page 29

3.	Please disclose the methodology for determining the capital charge assessed to the Repairs Solutions segment.

In response to the Staff’s comment, the Company will disclose the methodology for determining the capital charge assessed to the Repair Solutions segment in future filings as shown below:

As part of the CODM’s assessment of the Repair Solutions segment, a capital charge calculated based on the segment’s average gross outstanding financing receivables portfolio during the period and an estimated weighted average cost of capital is assessed by Corporate (the “Repair Solutions Capital Charge”).

The Company will continue to disclose the amount of the capital charge assessed to the Repair Solutions segment for each period presented.

Financial Statements

Note 16. Segment Information, page 75

4.

We note that the corporate & other unallocated costs are material. Please tell us supplementally and expand your disclosures to quantify the material components included in this line item for each period presented. To the extent material, ensure you also expand your disclosures to identify and quantify the nature of “other costs not indicative of the segment’s core operating performance.” Refer to ASC 280-10-50-31.

The Company acknowledges that it has considered the guidance in ASC 280-10-50-31 and provided a qualitative description of the material components included in corporate & other unallocated costs in Note 16. Segment Information. The Company respectfully advises the Staff that quantification of the material components, which include amortization of acquisition-related intangible assets, stock-based compensation expense, restructuring and other related charges and the repair solutions capital charge are all disclosed in the footnotes to the Company’s financial statements for the year ended December 31, 2023.

In response to the Staff’s comment, the Company will expand the quantitative disclosure in the segment footnote of future filings to disclose the material components of corporate and other unallocated costs. The Company respectfully advises the Staff that the “other costs not indicative of the segment’s core operating performance” are not material for the years ended December 31, 2023 and 2022 and as such, the Company respectfully advises the Staff that it believes that additional disclosure is not required. For the year ended December 31, 2021, these costs were higher due to a one-time charge related to a litigation settlement. Should those costs be material in the future, the Company will expand its disclosures at that time.

Please refer to Appendix A for an example of certain amended disclosures from Note 16. Segment Information to the Company’s 2023 annual financial statements in response to the Staff’s comment. The amended disclosure example in Appendix A includes the supplemental information requested by the Staff.

Item 2.02 Form 8-K filed August 1, 2024

Exhibit 99, page 1

5.

Please tell us supplementally and revise your disclosures to describe and quantify the specific nature of the costs included Corporate & Other Unallocated Costs as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Provide us this information as it relates to your press release announcing financial results for the quarter and year ended December 31, 2023.

In response to the Staff’s comments, the Company will remove the presentation of the total of all of the Company’s segments’ operating profit in future earnings releases. With this change, the Company will also remove the presentation of Corporate & Other Unallocated Costs in future earnings releases.

Please refer to Appendix B for the supplemental information requested by the Staff as it relates to the Company’s press release announcing financial results for the quarter and year ended December 31, 2023.

***

If you have any questions or further comments, please contact me at 984-275-6000.

Sincerely,

/s/ ANSHOOMAN AGA
Anshooman Aga
Senior Vice President, Chief Financial Officer

cc:	Audit Committee of the Board of Directors of Vontier Corporation
Mark Morelli, President and Chief Executive Officer

Appendix A - Certain Amended Note 16. Segment Information Disclosures Example

Segment operating profit is used as a performance metric by the chief operating decision maker (“CODM”) in determining how to allocate resources and assess performance. Segment operating profit represents total segment sales less operating costs attributable to the segment, which does not include unallocated corporate costs and other operating costs not allocated to the reportable segments as part of the CODM’s assessment of reportable segment operating performance, including amortization of acquisition-related intangible assets, stock-based compensation expense, restructuring and other related charges and other unallocated income or expense not indicative of the segment’s core operating performance. Corporate costs represent general and administrative expenses for the Company’s corporate functions, including transaction and deal-related costs.

As part of the CODM’s assessment of the Repair Solutions segment, a capital charge calculated based on the segment’s average gross outstanding financing receivables portfolio during the period and an estimated weighted average cost of capital is assessed by Corporate (the “Repair Solutions Capital Charge”).

Segment results for the years ended December 31 were as follows:

($ in millions)	2023	2022	2021
Sales:
Mobility Technologies(a)	$1,003.8	$907.8	$739.3
Repair Solutions(b)	651.5	611.5	594.4
Environmental & Fueling Solutions	1,323.7	1,493.6	1,481.7
Other	118.8	171.5	175.3
Intersegment eliminations	(2.6)	—	—

Total	$3,095.2	$3,184.4	$2,990.7

Segment operating profit:
Mobility Technologies	$199.9	$187.5	$155.6
Repair Solutions(c)	170.0	169.7	168.4
Environmental & Fueling Solutions	369.5	406.5	410.3
Other	11.3	19.2	23.3

Segment operating profit	750.7	782.9	757.6
Corporate & other unallocated costs:
Amortization of acquisition-related intangible assets	(81.2)	(78.0)	(42.4)
Stock-based compensation expense	(31.5)	(24.3)	(25.5)
Restructuring and other related charges	(25.2)	(11.5)	(13.1)
Other unallocated expense	(1.2)	(6.8)	(24.9)
Corporate costs	(109.9)	(124.2)	(109.0)
Repair Solutions Capital Charge	41.7	39.8	39.5

Total corporate & other unallocated costs	(207.3)	(205.0)	(175.4)

Operating profit	543.4	577.9	582.2
Interest expense, net	(93.7)	(69.6)	(47.8)
Gain on sale of business	34.4	—	—
Gain on previously held equity interests from combination of business	—	32.7	—
Unrealized loss on equity securities measured at fair value	—	(8.7)	—
Other non-operating expense, net	(0.6)	(4.9)	(0.4)

Earnings before income taxes	$483.5	$527.4	$534.0

(a)	Includes intersegment sales of $2.6 million for the year ended December 31, 2023.
(b)	Includes interest income related to financing receivables of $78.8 million, $72.7 million and $74.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(c)	Includes the Repair Solutions Capital Charge of $41.7 million, $39.8 million and $39.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Appendix B - Supplemental Information: Corporate & Other Unallocated Costs

	Three Months Ended		Year Ended
$ in millions	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Corporate & other unallocated costs:
Corporate costs	$25.1	$29.1	$102.6	$86.1
Repair Solutions Capital Charge	(10.7)	(10.0)	(41.7)	(39.8)
Stock-based compensation expense(a)	6.1	3.5	23.6	18.5
Other unallocated expense	0.3	—	1.9	1.9

Total corporate & other unallocated costs	$20.8	$22.6	$86.4	$66.7

(a)

Does not include stock-based compensation expense that is related to equity award grants considered to be one-time in nature that are presented within reconciling items in the reconciliation from Operating Profit to Adjusted Operating Profit.

5